Exhibit 3.2

AMENDMENT TO ARTICLES OF WORLD HEART CORPORATION
FOR PURPOSES OF REVERSE STOCK SPLIT

The articles of the Corporation are amended as follows:

1.                                       The authorized capital of the Corporation is altered by consolidating all of the issued and outstanding Common Shares of the Corporation and the Common shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, on the basis of one post-consolidation Common Share of the Corporation for every ten pre-consolidation Common Shares of the Corporation; and

2.                                       In the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and any fractional share of the Corporation resulting from such consolidation shall be cancelled without any payment or other compensation being made to any shareholder in respect thereof.